

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 15, 2008

Mr. Ilan Kenig
Chief Executive Officer
Unity Wireless Corporation
PO Box 106
Tabor Building
Yoqneam Illit 20692, Israel

> **Re:** **Unity Wireless Corporation**
> **Form 10-KSB**
> **Filed May 15, 2008**
> **File No. 0-30620**
>
> **Form 10-QSB**
> **Filed June 20, 2008**

Dear Kenig:

We issued comments to you on the above captioned filings on November 6, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 29, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 29, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director